

September 21, 2010

Mr. Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 – 7˚ andar
22640-102 Rio de Janeiro, RJ, Brazil

Re: **TIM Participações S.A.**
          Form 20-F for Fiscal Year Ended December 31, 2009
          Filed June 30, 2010
          File No. 1-14491

Dear Mr. Zezza:

      We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 7. Accounts receivable, page F-25

1. Tell us the nature of the accounts receivable associated with the sale of handsets at December 31, 2009 and 2008 and explain why these receivables represent such a significant portion of the annual revenues generated from handset sales. Tell us the payment terms for these sales.

Note 19. Provision for contingencies, page F-35

IR and CSLL, page F-43

2. Describe for us in more detail the nature of the assessment relating to the amortization of goodwill and related tax deductions. Tell us how this goodwill is accounted for under Brazilian and US GAAP. In addition, tell us how you applied the guidance in paragraphs

5-7 of FASB ASC 740-10-25 in determining that it is more likely than not that your tax position relating to this goodwill will be sustained.

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73

a. Acquisitions and Business Combinations, page F-76

(iv) Effects of merger with Holdco/Intelig, page F-83

3. We note your disclosure of the pro forma effects of your acquisition of Intelig. Tell us why your US GAAP net income of R$281,164 thousand for the year ended December 31, 2009, as presented at page F-96, increased to R$741,015 thousand on a pro forma basis. Similarly, explain to us why you generated a pro forma net loss of R$141,806 thousand, as compared to historical net income of R$151,515 thousand for the year ended December 31, 2008.

i. Earnings (loss) per share, page F-88

4. Tell us how you applied the guidance in FASB ASC 260-10-45 in calculating earnings per share under the two-class method. In this regard, it is unclear to us why you did not allocate undistributed earnings to the preferred shares for the year ended December 31, 2009.

Note 38. Additional disclosures required by US GAAP, page F-94

h. Income and social contribution taxes, page F-104

5. Tell us why you have a valuation allowance that covers most of your net deferred tax assets. In this regard, we note that you had positive income before taxes for each of the last three years. Tell us how you determined that these assets are not realizable under US GAAP.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director